UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Bebe Stores, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

075571109

(CUSIP Number)

Michael Zimmerman	Mathew B. Hoffman, Esq.
Prentice Capital Management, LP	Greenberg Traurig, P.A.
100 West Putnam Avenue-Slagle House	401 E. Las Olas Blvd., Suite 2000
Greenwich, CT 06830	Fort Lauderdale, FL 33301
(212) 756-8040	(954) 768-8203

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 4, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 075571109

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only):

Prentice Capital Management, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power:	0
Shares Beneficially	8.	Shared Voting Power:	4,377,081
Owned by	9.	Sole Dispositive Power:	0
Each Reporting Person With	10.	Shared Dispositive Power:	4,377,081

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,377,081 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.55%*

14.	Type of Reporting Person (See Instructions): PN

*Beneficial ownership percentage is based upon 78,888,430 shares of common stock, $0.001 par value per share, of Bebe Stores, Inc., a California corporation (the “Issuer”), issued and outstanding as of February 1, 2016, based on information reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended January 2, 2016, filed with the Securities and Exchange Commission on February 16, 2016.

Cusip No. 075571109

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only):

Prentice Capital Long/Short Equity Fund, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power:	0
Shares Beneficially	8.	Shared Voting Power:	4,377,081
Owned by	9.	Sole Dispositive Power:	0
Each Reporting Person With	10.	Shared Dispositive Power:	4,377,081

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,377,081 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.55%*

14.	Type of Reporting Person (See Instructions): PN

*Beneficial ownership percentage is based upon 78,888,430 shares of common stock, $0.001 par value per share, of the Issuer issued and outstanding as of February 1, 2016, based on information reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended January 2, 2016, filed with the Securities and Exchange Commission on February 16, 2016.

Cusip No. 075571109

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only):

Michael Zimmerman

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of	7.	Sole Voting Power:	0
Shares Beneficially	8.	Shared Voting Power:	4,377,081
Owned by	9.	Sole Dispositive Power:	0
Each Reporting Person With	10.	Shared Dispositive Power:	4,377,081

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,377,081 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.55%

14.	Type of Reporting Person (See Instructions): IN

*Beneficial ownership percentage is based upon 78,888,430 shares of common stock, $0.001 par value per share, of the Issuer issued and outstanding as of February 1, 2016, based on information reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended January 2, 2016, filed with the Securities and Exchange Commission on February 16, 2016.

This Schedule 13D is being filed by Prentice Capital Management, LP (“Prentice Capital Management”), Prentice Capital Long/Short Equity Fund, LP (“PC Fund”) and Michael Zimmerman (“Mr. Zimmerman” and together with Prentice Capital Management and PC Fund, the “Reporting Persons”), relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of Bebe Stores, Inc. (the “Issuer”).

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Prentice Capital Management and Mr. Zimmerman had previously filed their beneficial ownership on Schedule 13G, and this Schedule 13D supersedes such Schedule 13G.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock. The Issuer’s principal executive office is located at 400 Valley Drive, Brisbane, CA 94005.

Item 2.	Identity and Background

(a) This statement is filed on behalf of the Reporting Persons.

(b) The address of the principal business office of each of the Reporting Persons is 100 West Putnam Avenue-Slagle House, Greenwich, CT 06830.

(c) The principal business of Prentice Capital Management is to serve as investment manager to certain investment funds and manage investments for certain entities in managed accounts and other entities with respect to which it has voting and dispositive authority, including PC Fund which owns the shares of Common Stock reported herein. The principal business of PC Fund is to acquire, hold and dispose of public company equity securities. The principal business of Mr. Zimmerman is to act as the Managing Member of (i) the general partner of Prentice Capital Management and certain of its related entities and (ii) the general partner of certain investment funds, including PC Fund.  As such, Mr. Zimmerman may be deemed to control Prentice Capital Management and PC Fund and therefore may be deemed to be the beneficial owner of the shares of Common Stock reported in this Schedule 13D.

(d) Neither the Reporting Persons nor any of its executive officers has, during the last five years, been convicted in a criminal proceeding.

(e) Neither the Reporting Persons nor any of its executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Prentice Capital Management is a Delaware limited partnership.  PC Fund is a Delaware limited partnership. Mr. Zimmerman is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock reported herein were acquired by PC Fund with its working capital. The total amount of funds required to acquire the Common Stock described in Item 5 was approximately $216,722, net of commissions. Neither Prentice Capital Management nor Mr. Zimmerman directly owns any of the shares of Common Stock reported herein. Prentice Capital Management and Mr. Zimmerman disclaim beneficial ownership of the securities reported herein, except to the extent of their pecuniary interest.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock reported herein in open market transactions because of their belief that the securities were undervalued by the market at the time they were acquired and represented an attractive investment opportunity given, among other things, the Company’s balance sheet relative to its stock price.  Consistent with their investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose of, engage in short selling of or any hedging or similar transactions with respect to the Common Stock or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in the market price of the Common Stock, changes in the Issuer's operations, business strategy or prospects, or from the sale or merger of the Issuer and based on other factors including, without limitation, the price levels of the Common Stock, availability of funds, subsequent developments affecting the Issuer, the Issuer's business, other investment and business opportunities available to the Reporting Persons, conditions in the securities market, general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time.  Any acquisition or disposition of the Common Stock, or short sales or other hedging transaction with respect to the Common Stock, by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise.  The Reporting Persons may take one or more actions set forth under subsections (a) through (j) of Item 4 of Schedule 13D and are sending the letter attached as Exhibit 2 to this Schedule 13D to the Board of Directors of the Issuer.  The Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, and investment and financing professionals.  Such factors and discussions may result in the Reporting Persons' (i) modifying their ownership of the Common Stock, (ii) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements or otherwise, (iii) nominating or recommending candidates to serve as members of the Board of Directors of the Issuer and/or (iv) making proposals to the Issuer concerning changes to its strategy, capitalization, ownership structure, operations, Certificate of Incorporation or bylaws.  The Reporting Persons reserve the right to at any time reconsider and change their plans or proposals relating to the foregoing.  Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially  own, in the aggregate,  4,377,081 shares of Common Stock,  representing approximately 5.55% of the Issuer's outstanding Common Stock (based on 78,888,430 shares of Common Stock issued and outstanding as of February 1, 2016, based on information reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended January 2, 2016, filed with the Securities and Exchange Commission on February 16, 2016).

(b) The Reporting Persons have shared voting power with respect to 4,377,081 shares of Common Stock.

(c) The table below sets forth purchases of the shares of Common Stock by PC Fund during the last 60 days.  All of such purchases were effected in broker transactions.

Date:	Amount of Shares:	Approximate Price Per Share ($) (net of commissions):
1/4/2016	9,920	$0.55
1/5/2016	33,100	$0.54
1/6/2016	4,380	$0.52
1/7/2016	8,800	$0.52
1/22/2016	15,594	$0.40
1/26/2016	13,600	$0.39
2/1/2016	17,000	$0.32
2/19/2016	23,160	$0.43
2/19/2016	225,000	$0.44
2/25/2016	1,200	$0.45
2/25/2016	134,980	$0.45

(d) The partners of PC Fund have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Common Stock set forth in this Schedule 13D in accordance with their ownership interests in PC Fund.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.	Materials to be filed as Exhibits

The following exhibits are incorporated into this Schedule 13D:

Exhibit 1  Joint Filing Agreement, dated March 4, 2016, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

Exhibit 2  Letter, dated March 4, 2016, from Prentice Capital Management to the Board of Directors of the Issuer.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2016

PRENTICE CAPITAL LONG/SHORT
EQUITY FUND, LP

By: Prentice Capital Management, LP, its
Investment Manager

By:	/s/ Michael Zimmerman
Name: Michael Zimmerman
Title: CEO

PRENTICE CAPITAL MANAGEMENT, LP

By	/s/ Michael Zimmerman
Name: Michael Zimmerman
Title: CEO

/s/ Michael Zimmerman
Michael Zimmerman

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).